August 2, 2006

MAIL STOP 3261

via U.S. mail and facsimile

Robert L. McKean, President and CEO
Albina Community Bancorp
2002 N.E. Martin Luther King, Jr. Blvd.
Portland, Oregon 97212

Re:      Albina Community Bancorp
      Form 1-A, filed June 19, 2006 File No.:  24-10150
      Comments supplemental to those issued on July 21, 2006

Dear Mr. McKean:

	We have the following supplemental comments on your filing. We first issued comments on this filing on July 21, 2006. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Credit Risk Management and Allowance for Loan Losses, page 43
1. We note your provision for loan losses has significantly
decreased
from $450,000 in the year ended December 31, 2004 to $0 for the period ended March 31, 2006. Please revise to provide a discussion for each period presented to describe the factors which influenced your judgment in determining the amount of each provision for loan losses in accordance with Instruction 2 to Item IV of Industry Guide
3.
2. On page 45 you disclose that you allocate your allowance based upon the evaluation of past history and the composition of the loan
portfolio.   However, in your description of the methodology used
for
determining the allowance, you state that in addition to prior loan loss experience, factors based on current and anticipated economic conditions, industry concentrations and the overall quality of the portfolio are used. Please revise this discussion and the significant accounting policies discussion on F-11 to explain:

* How you determine each component of the allowance, including the specific, general and unallocated allowances, as applicable,
* Which loans are evaluated individually and which loans are evaluated as a group, and
* Describe how the allowance is allocated among the portfolio by category of loans.

Closing Comments

      As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Gordon Crim, Esq.
	503-221-0607
Albina Community Bancorp
August 2, 2006
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